Seward & Kissel LLP
                               901 K Street, N.W.
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     October 31, 2012
VIA EDGAR
----------

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      AllianceBernstein Discovery Value Fund. (formerly
         AllianceBernstein Small/Mid Cap Value Fund)
         Post-Effective Amendment No. 20
         File Nos. 333-51938 and 811-10221
         ---------------------------------------------------

Dear Ms. O'Neal-Johnson:

           This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Discovery Value Fund (the "Fund"), as provided orally to Joanne A. Skerrett of this office on October 10, 2012. We note that this filing was made under Rule 485(a) of the Securities Act of 1933 solely to change the name of the Fund. We requested selective review as no other disclosure in the Prospectus was changed and the disclosure had been reviewed by the Staff on a number of occasions. The Staff, however, commented on a number of issues as discussed below. The Staff's comments and our responses are as follows.

Prospectus
----------

Comment 1:    Fees and Expenses of the Fund - Acquired Fund Fees and Expenses:
              Please confirm that Acquired Fund Fees and Expenses will not be greater than one basis point.

Response:     The Adviser confirms that Acquired Fund Fees and Expenses are not expected to be greater than one basis point.

Comment 2:    Principal Strategies:  Please provide to the Staff the range of market capitalizations of companies in the Russell 2500 Value
              Index as of the latest rebalancing.

Response:     As of June 30, 2012 the market capitalizations of the companies in the Russell 2500 Value Index ranged from $20.2 million to $7.3 billion.

Comment 3:    Principal Strategies: The disclosure on derivatives states that certain derivatives transactions, including options, may be used to earn extra income. Please revise the disclosure to exclude options, as options typically generate gains or losses and not income.

Response:     The Fund may write put or call options for which the buyer pays a premium, which would constitute income for the Fund. We have not revised the Prospectus in response to this comment.

Comment 4:    Principal Strategies: Please inform the Staff whether the Fund will write covered or uncovered call options.

Response:     As discussed in the Prospectus in the discussion about "Options"
              under "Additional Information About the Fund's Risks and
              Investments", the Fund may write covered or uncovered options.

Comment 5:    Principal Risks:  Please add a risk factor describing the risks of investing in exchange-traded funds ("ETFs").

Response:     Investments in ETFs do not present particular risks that are different from the principal risks currently disclosed, such as market risk or capitalization risk. We have not revised the Prospectus in response to this comment.

Comment 6:    Principal Risks:  Please confirm to the Staff whether foreign investments are a principal strategy of the Fund, and if so, please add foreign risk disclosure to the top of the Principal
              Risks section.

Response:     Foreign investments are not a principal strategy of the Fund.

Comment 7:    Principal Risks:  As reflected in the ICI Letter, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:     We believe that the disclosure is consistent with the ICI Letter.

Comment 8:    Additional Information About The Fund's Risks and Investments:
              Regarding credit default swap agreements ("CDS"), if the Fund intends to write CDS, please provide disclosure that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:     The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 9:    Additional Information About The Fund's Risks and Investments -
              Short Sales: Please confirm to the Staff that interest expense associated with short selling of securities will be reflected in the Fee Table.

Response:     This is to confirm that interest expense associated with short selling of securities will be reflected in the Fee Table.

Comment 10:   Additional Information About The Fund's Risks and Investments -
              Investment in Below Investment-Grade Fixed-Income Securities:
              Please add disclosure stating that investments in junk bonds are speculative in nature.

Response:     We believe the disclosure included in the Prospectus appropriately describes the risks of investments in below investment-grade fixed-income securities. We have not revised the Prospectus in response to this comment.

Comment 11:   Management of the Fund - Investment Adviser:  Please include the period covered by the semi-annual or annual report that discusses the Board's approval of the Fund's investment advisory agreement.

Response:     We have revised the prospectus in response to this comment.

Comment 12:   Management of the Fund - Portfolio Managers:  Please include the disclosure described in Item 10(a)(2) of Form N-1A.

Response:     We have revised the prospectus in response to this comment.

Statement of Additional Information
------------------------------------

Comment 1:    Investment Restrictions: Subparagraph (e) of the section
              describing the Fund's fundamental policies states that except for futures contracts and options on futures contracts, the Fund may not purchase or sell commodities regulated by the Commodities
              Futures Trading Commission ("CFTC") under the Commodity Exchange
              Act ("CEA"). Please bolster the disclosure more broadly to describe the Fund's commodities investment policy, as some commodities are regulated by the SEC. Alternately, please inform the Staff whether the Fund considers revising the policy a fundamental change requiring a shareholder vote and will thus wait to approach shareholders with the change in policy.

Response:     As we understand the regulation of commodities, the SEC does not regulate "commodities". Commodities are regulated by the CFTC under the CEA, as amended by the Dodd-Frank Act ("DFA"). Under the Securities Exchange Act of 1934, as amended by the DFA, the SEC regulates, among other things, securities futures, which are included in the definition of a "security" and an "excluded commodity" under the CEA. Therefore, we believe the fundamental policy on investments in commodities is correct as currently formulated.

                             *          *          *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

     If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                       Sincerely,

                                                       /s/ Joanne A. Skerrett
                                                       -------------------------
                                                           Joanne A. Skerrett


cc:        Emilie D. Wrapp, Esq.
           Eric Freed, Esq.
           Stephen J. Laffey, Esq.
           Kathleen K. Clarke, Esq.

SK 00250 0113 1326298